Exhibit 99.1

REPURCHASE OF SHARES IN CONNECTION WITH MARINE HARVEST’S SENIOR EXECUTIVE SHARE PRICE BASED BONUS SCHEME/MANDATORY NOTIFICATION OF TRADE

On 1 April 2014, Marine Harvest ASA (“Marine Harvest”) purchased 186,207 own shares (the “Shares”) in the market at an average price of NOK 68.1687 per share. The Shares were purchased for resale to 46 senior executives (the “Participants”) who took part in the 2011 allotment under the Marine Harvest Share Price Based Bonus Scheme (“Scheme”).

The Participants are being paid a cash bonus corresponding to the positive difference between the base value of the units allotted in 2011 and the closing share price of the Marine Harvest shares on 28 March 2014, being NOK 69 (the “Closing Price”) multiplied with the number of units (the “Bonus”). Full adjustment for dividend payments from Marine Harvest, from the date of allotment to the date of maturity, is taken into account when calculating the Bonus for each Participant (in accordance with the Oslo Stock Exchange Derivative Rules (A.2.2.8 (1)b)). Furthermore, the bonus is limited to two year’s salary.

The Participants are required to use the Bonus after deduction for income tax, to acquire shares in Marine Harvest at a price per share corresponding to the Closing Price. To effect such settlement Marine Harvest acquired the Shares at NOK 68.1687 per share on 1 April 2014 and resold them to the Participants at a price corresponding to the Closing Price.

The following primary insiders in the company have purchased shares at the terms described above and have, following this, the depicted shareholding in Marine Harvest:

	Shares acquired	Total number of
	on 1 April 2014	shares owned
Alf-Helge Aarskog	34,285	138,434
Marit Solberg	8,571	47,677
Ola Brattvoll	8,571	9,095
Henrik Heiberg	3,428	26,176
Øyvind Oaland	3,428	19,252
Ben Hadfield	1,786	6,734
Turid Lande Solheim	1,714	2,527

For queries, please contact:

Henrik Heiberg, VP Finance & Treasury